15 April 2005

               GERMANY CLEARS ACQUISITION OF GENENCOR BY DANISCO;
                        OFFER SET TO EXPIRE 19 APRIL 2005

Danisco A/S today announced that the competition authorities of Germany have finished their review relating to Danisco's agreements to acquire the balance of
Genencor International, Inc. (Nasdaq: GCOR) and have granted clearance of these transactions.

Danisco and its subsidiaries currently own approximately 41.6% of the outstanding shares of common stock of Genencor and have a contingent agreement with Eastman Chemical Company to buy its approximately 41.6% holding of Genencor common stock at USD 15 per share. Danisco, through a subsidiary, is conducting a tender offer to purchase the balance of the outstanding shares of Genencor at
USD 19.25 per share in cash, subject to the terms and conditions set out in its
Offer to Purchase dated 15 February 2005, the Supplement thereto dated 9 March
2005 and the related letter of transmittal.

Danisco previously extended the expiration date of the tender offer to permit additional time for the competition review in Germany. That review is now complete. The offer will expire on Tuesday 19 April 2005 at 5:00 pm New York
City time, and Danisco will accept all tendered shares, subject to the continued
satisfaction of the conditions of the offer. Shareholders of Genencor who wish to participate in the offer are urged to tender their shares by the expiration date of the offer.

Yours faithfully,

Alf Duch-Pedersen
CEO

Danisco has filed a Tender Offer Statement on Schedule TO/13E-3 with the
Securities and Exchange Commission which, as amended to date, contains the Offer to Purchase, the Supplement, the form of letter of transmittal and other documents relating to the transaction. Genencor has filed a Transaction
Statement on Schedule 13E-3 and a Solicitation /Recommendation Statement on
Schedule 14D-9 relating to the transaction. These documents, as amended from time to time, contain important information about the transaction, and stockholders of Genencor are urged to read them carefully. You may access these documents at the website maintained by the Securities and Exchange Commission at
www.sec.gov.

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

Danisco develops and produces food ingredients, sweeteners and sugar. The group employs approx. 9,000 people in some 40 countries and reported net sales of DKK
16.4 billion in 2003/04. Danisco's broad product portfolio includes emulsifiers, stabilisers, cultures, flavours and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials and contribute, for instance, to improving the texture in bread, ice cream, yoghurt and other products. Danisco is also one of the largest and most efficient sugar producers in Europe.

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